UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

June 03, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

Smith & Nephew plc

Admission to Trading

In accordance with the Financial Conduct Authority's Prospectus Rules: Admission to Trading on a Regulated Market sourcebook 1.5.2 and 1.5.3R, Smith & Nephew plc notifies the market that the following debt securities have been admitted to trading:

Issuer name:	Smith & Nephew plc
Issuer LEI:	213800ZTMDN8S67S1H61
Regulated market on which the securities have been admitted to trading:	Main Market of the London Stock Exchange plc
Name, type and ISIN of the securities:	EUR 500,000,000 4.250 per cent. Notes due 3 June 2038 (ISIN XS3384821834) issued under Smith & Nephew plc's U.S.$5,000,000,000 Euro Medium Term Note Programme
Number of securities admitted to trading:	EUR 500,000,000 in aggregate nominal amount
Date of admission to trading:	3 June 2026
Date of Prospectus relating to the securities:
Each of the base prospectus dated 17 March 2026 and the supplemental prospectus dated 15 May 2026 (together, the "Prospectus") under which the securities have been issued is available at:

https://smith-nephew.stylelabs.cloud/api/public/content/80866ebbfd2a42a797b41d878b374f70?v=a80c272c

https://smith-nephew.stylelabs.cloud/api/public/content/4fb968a0ffd1450b8ae4158c7069fbab?v=9f3a10c1

Final Terms available for viewing:	https://www.smith-nephew.com/en/who-we-are/investors#emtn-programme

For further information, please contact:

Investor contacts
Emily Heaven, Smith+Nephew +44 (0) 7811 919437
Craig Bijou, Smith+Nephew +1 (475) 850-8282

Media contacts
Charles Reynolds, Smith+Nephew +44 (0) 1923 477314

Disclaimer - Intended Addressees

Please note that the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus or the Final Terms, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: June 03, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary